August 18, 2008 - 8:19 AM EDT

4C Controls Announces Strategic Alliance with Sire Contracting Company to Provide Security and Surveillance Solutions for Large Scale Development Projects in UAE

2008-2009 Contract Value Estimated at $40 Million

4C Controls Inc. (OTCBB: FOUR.OB) today announced it has entered into a strategic alliance with Sire Contracting Company in Dubai, United Arab Emirates. Under the terms of the alliance, 4C Controls will be the exclusive provider of high technology security and surveillance solutions for all of Sire’s current projects, including the following:

•
Atlantis - The Palm Jumeirah - Ocean themed 2,000 room resort similar to sister hotel in Bahamas, to be on 120 acres of the Crescent on Palm Jumeirah; expected to have more than 65,000 marine animals on display.

•
SAMA Lagoons - 40 kilometers of world class commercial office space, business and retail properties, residences, hotels, and leisure venues on Dubai Creek in a new city of 7 districts divided into 14 suburbs.

•	Jumeirah Park Villas - 350 hectares in the heart of Dubai’s most desirable district being constructed as a secure, family-oriented residential community consisting of 2,000 properties.

•	TechnoPark - Jebel Ali Free Zone labor accommodations for 6,000 persons in phase one with expected growth in subsequent phases to accommodate an additional 14,000 persons.

4C Controls expects the security and surveillance portions of the contracts made under the strategic alliance with Sire to have a total value during 2008-2009 of approximately US $40 million. 4C Controls also expects the potential value of the contracts to increase due to anticipated synergy with other new projects in Dubai.

The general framework of the security and surveillance solutions have been presented by 4C Controls to Sire. 4C Controls and Sire have agreed to mutually define the work specification documentation and have 4C Controls commence working on security and surveillance solutions for these projects with immediate effect.

The electronic security and access control component will be subcontracted from 4C Controls to its affiliate company in Australia, BQT Solutions Limited, and integrated in the total solution provided by 4C Controls.

Massoud Khodjasteh, CEO of Sire, stated, “We are very pleased to enter into the strategic alliance with 4C Controls which will deliver substantial added value to our projects. The conception and framework presented by the highly professional management team at 4C Controls will provide our projects with unique, cutting edge high technology security and surveillance solutions while setting new standards in UAE.”

Olivier de Vergnies, CEO of 4C Controls, said, “We are delighted to establish this strategic alliance with Sire Contracting Company. It is a major step in supporting 4C Controls’ plans to establish a strong position in the booming market of the UAE and we look forward to working closely with Sire on its world-class projects."

Anastasios Angeloglou, CEO of BQT Solutions stated, “We are proud to join 4C Controls in its projects, and combine both our management and technical expertise to achieve success.”

About 4C Controls Inc.

4C Controls is an early stage company offering high technology integrated security solutions providing real-time early warning and reduction of time scales from threat-detection to termination in the field. The Company's primary focus is on cutting-edge technologies and large distribution networks including high resolution synthetic aperture radar satellites (SAR) and satellite images; ground high performance radars for intrusion detection and electronic surveillance / access control markets such as biometric, radio frequency identification (RFID), real time locating systems (RTLS) and closed-circuit television (CCTV).

About Sire Contracting Company

Sire is a major contracting enterprise in Dubai which has for more than twenty five years been involved in significant construction projects, including office buildings, residential villas, industrial facilities, bridges, dams, underwater construction, and many other projects. Sire has a staff of more than 150 engineers who team with a highly-trained group of civil professionals. From heavy equipment operations to project estimators, the Sire staff possesses the expertise and commitment to complete every job at the highest level of quality.

Forward-Looking Statements

This press release contains 'forward-looking statements' as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon currently available competitive, financial, and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. 4C Controls cannot provide assurances that any prospective matters described in the press release will be successfully completed or that it will realize the anticipated benefits of any transactions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential from war or other hostilities in other parts of the world; availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; its ability to retain key management and employees; intense competition and the ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the 4C Controls SEC filings. 4C Controls undertakes no obligation to update information contained in this release.

Investors & Media:
For 4C Controls Inc.
Bob Leahy, 202-550-4294
rdleahy@msn.com

Source: Business Wire (August 18, 2008 - 8:19 AM EDT)

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